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April 27, 2011
VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Attn:	Jeffrey Jaramillo, Accounting Branch Chief Jay Webb, Reviewing Accountant Dennis C. Hult, Staff Accountant

	Re:	Irvine Sensors Corporation Form 10-K for the fiscal year ended October 3, 2010,
Filed December 17, 2010 File No. 1-08402
Gentlemen:
We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 14, 2011 (the “Comment Letter”) regarding the above-referenced filing of Irvine Sensors Corporation, a Delaware corporation (the “Company”). Set forth below are the Company’s responses to each of the Staff’s comments from the Comment Letter. To facilitate your review, we have interleaved our responses with the appropriate extracts from the Comment Letter in the same numbered sequence as the Comment Letter.
Form 10-K for the Fiscal Year Ended October 3, 2010 filed December 17, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
1.	We note that your inventory balances increased approximately $1,275,000 or 289% in FY 2010 over the prior year while total revenues increased only about 2% during FY 2010. Based on information in Note 12 on page F-29 we also noted a significant decrease to your reserve for obsolete inventory at October 3, 2010. Please revise your Management’s Discussion and Analysis disclosures in future filings to explain the reason for all significant changes to your financial statement line items, including your inventory and related reserves.
RESPONSE: We note the Staff’s comment and will revise the disclosure accordingly in future filings.
3001 Red Hill Avenue, Building 4, Suite 108, Costa Mesa, California 92626-4526
Telephone: (714) 549-8211     Fax: (714) 444-8773

Index to Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-6
Note 7 — Common Stock Warrants, page F21
2.	It appears that certain warrants that were issued in FY 2009 and 2010 contain anti-dilution provisions. In future filings please revise this note to clearly describe these provisions and briefly summarize how you concluded that your current classification of the warrants as either equity or liabilities was appropriate.
RESPONSE: We advise the Staff that these warrants expired during fiscal 2010, and we will clarify that fact in future filings.
Note 13 — Commitments and Contingencies, page F-31
Litigation, page F-31
3.	Regarding the summary judgment granted to FirstMark III, L.P. due to alleged non-payment by the company of certain obligations, we note your disclosure indicating “At October 3, 2010, the Company has approximately $1,269,600 of expense accrued reflecting these alleged obligations.” Please reconcile this disclosure with disclosures in the table of accrued expenses presented in Note 12 on page F-30 that shows $0 accrued for the “provision of litigation judgment”.
RESPONSE: The $1,269,600 expense accrual referenced above consisted of approximately $1,039,600 of accrued interest (included in the $1,131,400 total of Interest expense shown in the table of accrued expenses in Note 12) plus $230,000 of Attorney Fees (included in the $250,500 of Professional fees shown in the table of accrued expenses in Note 12). The $834,300 “Provision for litigation judgment” expense shown in the table of accrued expenses in Note 12 for FY 2009 was for a different legal matter, unrelated to the FirstMark litigation. A definitive Court order for judgment existed on such other matter prior to the time of filing of the FY 2009 Form 10-K. In contrast, Court action had not yet been finalized on the FirstMark litigation prior to the filing of the FY 2010 Form 10-K. In fact, as a result of a settlement entered into subsequent to the filing of the FY 2010 Form 10-K, no definitive Court order for judgment was ever entered on the FirstMark litigation. This difference in status between the other matter and the FirstMark litigation at the respective filing dates of the FY 2009 and FY 2010 Form 10-Ks, resulted in the differing classifications of the respective expenses of these matters in the Note 12 table.
We acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If there are any questions or comments concerning this matter, please do not hesitate to contact the undersigned at (714) 444-8728.

Very truly yours, IRVINE SENSORS CORPORATION
/s/ John J. Stuart, Jr.
John J. Stuart, Jr.
Senior Vice President and Chief Financial Officer